Exhibit (21)

SUBSIDIARIES OF THE CORPORATION
As of January 3, 2004

Name	State or other jurisdiction of organization
IDSC Holdings, Inc.	Wisconsin
Mitchell Repair Information Company, LLC	Delaware
SB Tools S.a.r.l	Luxembourg
Snap-on Global Holdings, Inc.	Delaware
Snap-on Holdings AB	Sweden
Snap-on Technologies, Inc.	Illinois
Snap-on Tools Company LLC	Delaware
Snap-on Tools International, Ltd.	Delaware